Countrywide Financial Corporation

4500 Park Granada

Calabasas, CA 91302

May 7, 2008

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

100 F. Street  NE

Washington, DC  20549

RE:	Countrywide Financial Corporation
Form 10-K for the Fiscal Year ended December 31, 2007
File No. 001-12331-01

Dear Mr. West:

This letter is in response to your letters dated May 1, and May 6, 2008 to Angelo Mozilo in which you requested information on the above-referenced filing of Countrywide Financial Corporation.

To facilitate your review of our response, we are including your comments in boldface, followed by our response.

Letter Dated May 1, 2008

Form 10-K for the Fiscal Year Ending December 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Loans Held for Investment, page F-12

1.               We note your response to comment one of our letter dated April 11, 2008.  Given the current economic environment and related market conditions, we have no further comment on your definition of foreseeable future.  However, please revise your disclosure in future filings, beginning with your Form 10-Q for the quarter ended March 31, 2008, to clarify your intent with respect to transferred loans and specifically discuss your policy definition of foreseeable future.

Response:

We will include the following disclosure in Note 9 – Loans Held for Investment, Net in our Form 10-Q for the quarter ended March 31, 2008:

During the quarter ended March 31, 2008, the Company transferred prime and prime home equity mortgage loans with an unpaid principal balance of $1.0 billion and $0.1 billion, respectively, from mortgage loans held for sale to mortgage loans held for investment, as Management made the decision during the quarter ended March 31, 2008 to hold those loans for the foreseeable future. In connection with these transfers, impairment in the amount of $19.5 million was recorded as a component of gain on sale of loans and securities.  Loans are transferred from mortgage loans held for sale to mortgage loans held for investment if the Company makes a decision to hold such loans for the foreseeable future, which has been defined as the next twelve months, and has made an assessment that the Company has the ability to hold them for that time.

Note 8 – Loans Held for Investment, Net, page F-40

2.               Considering the current economic environment, we believe disaggregating your charge-offs and recoveries is qualitatively material to understanding your allowance and credit quality indicators.  Please tell us and revise your future filings, beginning with your Form 10-Q for the quarter ended March 31, 2008, to disclose the amount of gross charge-offs and recoveries for each period presented.

Response:

We will include the following disclosure in Note 9 – Loans Held for Investment, Net in our Form 10-Q for the quarter ended March 31, 2008:

Changes in the allowance for loan losses, the composition of the provision for loan losses and the allowance for loan losses were as follows:

	Quarters Ended
	March 31,
	2008	2007
	(in thousands)
Balance, beginning of period	$2,399,491	$326,817
Provision for loan losses before pool mortgage insurance recoveries	1,558,078	175,963
Charge-offs	(629,603)	(41,069)
Recoveries	23,338	2,420
Balance, end of period	$3,351,304	$464,131

Letter Dated May 6, 2008

Form 10-K for the Fiscal Year Ending December 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Loans Held for Investment, page F-12

1.               We note your response to comment one of our letter dated April 11, 2008.  Please provide us with additional information to support your assertion that you have the ability to hold the mortgage loans transferred to held for investment for the foreseeable future, which you define as twelve months.  In your response, clarify whether this assertion was based on the premise that Countrywide would be acquired, and if so, why that assumption was appropriate for evaluating your ability to hold these loans.

Response:

As part of our year end cycle for 2007, we completed a thorough evaluation of our ability to maintain ongoing operations through the first quarter of 2009.  This analysis assumed that the pending acquisition would not occur and did not contemplate any additional external support from third parties.  It did consider various stress scenarios, including the loss of investment grade ratings at Countrywide Financial Corporation (“CFC”), Countrywide Home Loans (“CHL”) and Countrywide Bank.  This analysis supports our assertion that we had the intent and ability to hold the mortgage loans transferred to mortgage loans held for investment for the foreseeable future.  This analysis was updated as part of our March 31, 2008 quarter end process and continues to support the assertion that we have the ability to hold such loans for the foreseeable future.

Note 8 – Loans Held for Investment, Net, page F-40

2.               We note your disclosure on page 108 (Liquidity Management) that your ability to access the public corporate debt markets could be severely limited and your ability to attract and retain other sources of funding if your credit rating were to drop below “investment grade” would be constrained.  Considering the recent downgrade of your debt below investment grade by at least one credit rating agency, please tell us whether you continue to believe you can assert that you have the intent and ability to hold the mortgage loans for the foreseeable future.

Response:

On May 2, 2008, Standard and Poor’s downgraded the ratings of CFC and CHL to below investment grade.  Although the credit rating of Countrywide Bank was also downgraded, its credit rating status was maintained at investment grade.  We have completed an assessment of the impact of the downgrade, which included discussions with our regulators, bankers, trading counterparties, clearing corporations and our primary lender.  There has been minimal action taken to date by these constituents; however, the ultimate reaction of such constituents has yet to be determined.  We anticipate that we will lose access to two secured financing arrangements.  The loss of these financing arrangements was considered in the stress scenarios in our evaluation of our ability to maintain ongoing operations discussed in response to your comments above.  In addition, the stress scenarios did not contemplate raising debt in the corporate debt markets nor through additional sources of external liquidity.  As a result, Management continues to believe that we have the intent and ability to hold our mortgage loans held for investment for the foreseeable future (i.e., the next twelve months).  If the Company was required to look to those loans for liquidity, they could be used as collateral to secure financing without qualifying for sale accounting.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response contained herein adequately addresses your questions.  Please feel free to call me at (818) 225-3000 if you require additional information or clarification.

Sincerely,

Anne D. McCallion

Senior Managing Director

Deputy Chief Financial Officer